Exhibit 21.1

Subsidiaries of the Partnership

,
Company	State of Organization

Birmingham BioEnergy Partners, LLC	Texas
BlendStar LLC	Texas
Green Plains Ethanol Storage LLC	Delaware
Green Plains Logistics LLC	Delaware
Green Plains Operating Company LLC	Delaware